Exhibit 12.1

SUNPOWER CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)
(Dollars in thousands)

	Predecessor Company			Successor Company
			12/29/03	11/09/04			Three-Months
	Year Ended		to	to	Year Ended		Ended
	12/29/02	12/28/03	11/08/04	01/02/05	01/01/06	12/31/06	04/01/07

EARNINGS

Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(3,533)	$(14,545)	$(23,302)	$(5,609)	$(15,793)	$28,461	$(1,318)

Fixed charges	648	1,608	3,999	1,113	3,394	2,222	1,511

Amortization of capitalized interest	—	—	—	—	—	—	—

Distributed income of equity investees	—	—	—	—	—	—	—

Share of pre-tax losses of equity investees arising from guarantees included in fixed charges	—	—	—	—	—	—	—

LESS:
Interest capitalized	—	—	—	—	—	—	—

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

Earnings	$(2,885)	$(12,937)	$(19,303)	$(4,496)	$(12,399)	$30,683	$193

FIXED CHARGES

Interest expensed	$556	$1,509	$3,759	$1,072	$3,185	$1,809	$1,119

Interest capitalized	—	—	—	—	—	—	—

Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—	178

Estimate of interest within rental expense	92	99	240	41	209	413	214

Preference security dividend requirements of consolidated securities

Fixed Charges	$648	$1,608	$3,999	$1,113	$3,394	$2,222	$1,511

RATIO	n.a.	n.a.	n.a.	n.a.	n.a.	13.8	n.a.

DOLLAR AMOUNT OF DEFICIENCY(2)	$(3,533)	$(14,545)	$(23,302)	$(5,609)	$(15,793)	—	$(1,318)

(1)    These computations include SunPower Corporation and its consolidated subsidiaries. For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtedness and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes and minority interest share of our subsidiary losses, plus fixed charges.

(2)    Dollar amount of deficiency is the amount of earnings required to attain a ratio of 1:1.